

Mail Stop 3561

June 23, 2009

Via U.S. Mail and facsimile

Nikolas P. Tsakos
President and Chief Executive Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece

> **Re: Tsakos Energy Navigation Limited
> Amendment No. 1 to Form F-3
> Filed June 12, 2009
> File No. 333-159218**

Dear Mr. Tsakos:

We have reviewed your response to the comments in our letter dated May 29, 2009 and have the following additional comments.

Exhibit 5.1

1. We note your response to prior comment 6; however, please provide us with additional analysis explaining the purpose of defining the term "non-assessable" under Bermuda law in light of the fact that the opinion is to be governed by and construed in accordance with the laws of Bermuda. Alternatively, delete the definition.

2. We note your response to prior comment 8; however, please revise the last sentence of the second to last paragraph to state that the opinion speaks as of the date of effectiveness or confirm that you will re-file the opinion dated the date of effectiveness.

Exhibit 5.3

3. We note your response to prior comment 10; however, please delete or substantially revise the second paragraph on page 3. In this connection, we note the following:

    - In the second sentence, counsel states that it is not admitted to practice before the courts of the Republic of Liberia. Because you are opining on Liberian law, a jurisdictional qualification regarding Liberian law is inappropriate. Please provide a revised opinion that does not contain this qualification.
    - Counsel lists a number of specific laws that it examined in order to render its opinion, including the Liberian Business Corporation Act of 1976, including amendments thereto through June 19, 2002 and the Liberian Internal Revenue Code, Personal and Business Income Tax Law, including amendments thereto through November 19, 1994 with exceptions, among others. These limitations on the scope of the laws counsel reviewed are impermissible because the opinion must speak to the jurisdiction's complete body of applicable laws as of the date the securities are sold. Please revise the opinion to state that counsel's opinion is based on its review of the applicable statutory provisions, the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations of the Republic of Liberia.
    - We note your disclosure in the second to last sentence that you assumed that the Liberian laws "have not been the subject to any further amendments." We also note your disclosure in the last sentence that each of the Liberian Guarantors has duly appointed a registered agent in the Republic of Liberia. Counsel may not assume material facts underlying its opinion or assume facts that are readily ascertainable. Please delete these assumptions.

4. We note your response to prior comment 11; however, please revise the second to last sentence of the penultimate paragraph to state that the opinion speaks as of the date of effectiveness or confirm that you will re-file the opinion dated the date of effectiveness.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Stephen P. Farrell
        Patrick Egan
        Fax: (212) 309-6001